CLEVELAND-CLIFFS INC

George W. Hawk, Jr.	Direct: (216) 694-5446
General Counsel and Secretary	Fax: (216) 694-6741
gwhawk@cleveland-cliffs.com
December 20, 2005
Via EDGAR Correspondence
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention:	April Sifford Accounting Branch Chief Division of Corporation Finance
Re:	Cleveland-Cliffs Inc Form 10-K for the fiscal year ended December 31, 2004 Filed February 22, 2005 File No. 1-089447
Dear Ms. Sifford:
     Reference is made to your letter, dated December 9, 2005, that sets forth the staff’s comments relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) of Cleveland-Cliffs Inc (the “Company”). Set forth below are the staff’s comments and the Company’s responses. Capitalized terms used but not defined herein are used as defined in the Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2004
Financial Statements
Statement of Consolidated Financial Position, page 57
1.	Comment: We note the use of the description “minerals”. In our prior review, you had agreed to use the terms “land rights” or “mineral rights” in your future filings. Please amend your filing to change the description of this item.
Response: The Company supplementally advises the staff that its failure to use the terms “land rights” and “mineral rights” in the Form 10-K was an inadvertent oversight and that it will use those terms in future filings. The Company respectfully requests that the staff not require the Company to amend the Form 10-K for this oversight given the additional information added in connection with the previous review on page 64 of the 10-K

Securities and Exchange Commission
December 20, 2005

regarding the Company’s net book value of land rights and mineral rights (disclosed as surface lands and mineral lands, respectively) pursuant to the requirements of EITF 04-2.
Statement of Consolidated Cash Flows, page 59
2.	Comment: You have reported a reduction in marketable securities as an operating cash flow for the year ended December 31, 2004. Please support your determination that this classification was appropriate. We may have further comment.
Response: The Company supplementally advises that it believes this classification was appropriate. Paragraph 8 of SFAS 102 states that “[c]ash receipts and cash disbursements resulting from purchases and sales of securities classified as trading securities as discussed in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, shall be classified as operating cash flows.” The Company has classified $182.7 million of its highly-liquid securities as “trading securities” and disclosed this classification in its “Marketable Securities” accounting policy on page 62 of the Form 10-K. Accordingly, the Company has treated the cash disbursement for the purchase of these securities as an operating cash flow. In future filings, the Company will clarify the nature of these securities as trading securities on the Statement of Consolidated Cash Flows.
3.	Comment: This statement includes a line item showing total cash flow before changes in operating assets and liabilities, and a line item showing changes in operating assets and liabilities. Please remove these inappropriate subtotals in an amended filing, as they are not contemplated by SFAS 95.

Response: The Company supplementally advises the staff that it will remove the subtotals “Total cash flow before changes in operating assets and liabilities” and “Total changes in operating assets and liabilities” from the Statement of Consolidated Cash Flows in future filings. The Company respectfully requests that the staff not require the Company to amend the Form 10-K for this change.

As requested in your letter, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 20, 2005

     Please contact the undersigned at (216) 694-5446 if you have any further questions regarding this filing. Thank you for your attention to this matter.
Sincerely,
/s/ George W. Hawk
George W. Hawk
General Counsel and Secretary
cc:	Gary Newberry, U.S. Securities and Exchange Commission Sandra Eisen, U.S. Securities and Exchange Commission Donald J. Gallagher, Cleveland-Cliffs Inc David P. Porter, Jones Day